COMSTOCK TAILINGS COMPANY, INCORPORATED
                            2692 Juniper
                     Boulder, Colorado 80304
                   COMMISSION FILE NUMBER 0-23208

                        DISCLOSURE STATEMENT

                            PURSUANT TO
                        SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND
                        RULE 14f-1 THEREUNDER


                            Introduction

     This Statement is being mailed on or about March 28, 1997 to holders of record on March 11, 1997 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Comstock Tailings Company, Incorporated, a Nevada corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on (approximately) March 31, 1997.

           Background of Transaction and Change in Control

     Pursuant to the terms of an agreement between the Company and Iron Holdings Corp., a New York corporation ("IHC") and IHC's stockholders (the "Agreement"), the Company has agreed to acquire all of IHC's issued and outstanding shares of common stock (collectively, the "IHC Stock") in exchange for an aggregate of 4,500,000 "restricted" shares of the Company's Common Stock (the "Transaction"). As of the date of this Disclosure Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. Accordingly, if all of the issued and outstanding shares of IHC Stock are exchanged for the Company's Common Stock, the holders thereof will own approximately 90% of the Company's 5,000,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by IHC's management (see "Directors and Executive Officers and Related Transactions"). Also, as part of the terms of the Transaction, the name of the Company will change to "Iron Holdings Corp."

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about March 31, 1997, with the closing to occur shortly thereafter.

                   Reason for Disclosure Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

          Information Relating to the Company's Securities

     As of the date of this report, there were outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                       Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                       No. of                    Percentage
            Name                    Shares Owned                 Ownership
Joel Feinberg                          100,000                       20%

Suzanne Maisch                         100,000                       20%

Paul Abbondante                         75,000                       15%

All Officers and Directors
  as a group (3 persons)               275,000                       55%


     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                      Shares of
                                                    Common Stock
                                                  to be owned upon  Approximate
                                                   consummation of    Percent
   Name and Address        Offices To Be Held        the Transfer     of Class
Anthony E. Gurino        Chief Executive Officer,      2,000,000        40.0%
86-20 164th Avenue       President, Corporate
Queens, NY  11414        Secretary and Director

Dennis Sommeso           Assistant Secretary,            490,000         9.8%
2 Bushwick Street        Director
Melville, NY  11747

Johanna Stanziale        Director                         10,000          *
149-35 80th Street
Howard Beach, NY  11414

Angelo Gurino, Sr.       Vice President, Treasurer     2,000,000        40.0%
164-53 85th              and Director
Howard Beach, NY  11414

All Proposed Directors                                 4,500,000        90.0%
and Officers as a
Group (7 persons)
_________________________


* Less than 1%


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



                          Legal Proceedings

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

      Directors and Executive Officers and Related Transactions

Directors and Executive Officers.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

      Name                   Age                 Position

Anthony E. Gurino             45          Chief Executive Officer,
                                            President, Corporate
                                            Secretary and Director
Dennis Sommeso                45          Director
Johanna Stanziale             25          Director
Angelo Gurino, Sr.            33          Vice President, Treasurer
                                            and Director

     Anthony E. Gurino is the President, Secretary and a Director of Iron Holdings Corp., a privately held New York corporation, which is a holding company for two wholly owned subsidiary companies engaged in the business of acquisition and development of real estate holding, and has held such positions since its inception in October 1996. He is also President and fifty percent owner of Ragtime Foods of New York, Inc. d/b/a Antonio's Bakery in Ozone Park, New York, a wholesale bakery, and Ragtime Gourmet Supermarket in Howard Beach, New York, holding such positions since March 1979 and May 1978, respectively. Mr. Gurino attended Staten Island Community College where he majored in Business.

     Dennis Sommeso is the Vice President, Treasurer and Director of Iron Holdings Corp. and has held such positions since its inception. From 1989 to 1991, Mr. Sommeso was the Secretary of Hicksville Asphalt, an asphalt plant located in Hicksville, N.Y., and from 1987 to 1995, he was a Supervisor at Sommeso Welding Company, New York. Mr. Sommeso has solicited, estimated, negotiated and managed over 100 million dollars worth of construction projects, primarily in the heavy-highway, utilities and commercial/ residential site development sectors, as well as specialized site projects. Mr. Sommeso's clients have included private sector clients such as Triad, LILCO, and Brooklyn Union Gas, as well as governmental clients such as NYSDOT, D.E.P. and the New York City Department of Sanitation.

     Johanna Stanziale is a Director of Iron Holdings Corp. and has held such position since its inception, and since July 1996 she has been the Office Manager of Iron Eagle Contracting & Mechanical Corp., one of the wholly owned subsidiaries of Iron Holdings Inc. From July 1987 through October 1994, she was Office Manager for USTA National Tennis Center, a tennis facility in Flushing, N.Y., and from March 1994 through May 1996, Ms. Stanziale was the Office Manager for Everready Auto Body Supplies, Inc., Queens, N.Y., engaged in the business of auto body paint supplies. Ms. Stanziale obtained her Bachelor's Degree from St. John's University in 1992.

     Angelo Gurino, Sr. is Vice President and a Director of Iron Holdings Corp., and has held such positions since its inception. Mr. Gurino, along with Anthony E. Gurino, established Ragtime Gourmet Supermarket in Howard

Beach, New York, and Ragtime Foods of New York, Inc. d/b/a Antonio's Bakery in Ozone Park, New York, and is a fifty percent owner of such entities. Mr. Gurino attended Queens Borough College where he majored in business.

Compensation

     For the fiscal year ended December 31, 1996, no officer or director of IHC received remuneration in excess of $100,000. Anthony E. Gurino, IHC's President, received a salary of $75,000, which salary was paid by Iron Eagle Contracting & Mechanical Corp., IHC's wholly owned subsidiary. Mr. Gurino entered into an employment agreement with IHC as of January 1, 1997, providing for an annual salary of $105,000 for the first year, $125,000 for the second and third year, $150,000 for the fourth and fifth year, $175,000 for the sixth and seventh year, and $200,000 for the eighth through tenth year of the term of the employment agreement. The employment agreement contains non-compete and non-disclosure of confidential information provisions.

     In addition, IHC may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has three Directors. During the fiscal year-ended December 31, 1996, the Directors held one meeting of the Board of Directors.

          Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended December 31, 1996. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1996 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.


Dated:  March 27, 1997.

                                 COMSTOCK TAILINGS COMPANY, INCORPORATED

                                 s/Joel Feinberg

                                 Joel Feinberg, President